[HOPFED BANCORP, INC. LETTERHEAD]

November 26, 2007

Ms. Joyce Sweeney

Ms. Babette Cooper

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-0303

Re:	HopFed Bancorp, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 30, 2007

File No. 0-23667

Dear Ms. Sweeney and Ms. Cooper:

On behalf of HopFed Bancorp, Inc. (the “Company”) and in connection with the Company’s responses to the staff’s comments regarding the above-captioned filing, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Billy C. Duvall
Billy C. Duvall
Chief Financial Officer